UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL INCREASES ITS STAKE IN THE CHARTER CAPITAL OF TOPLOFIKATSIA ROUSSE AD UP
TO 100%
Moscow, Russia – November 24, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces acquisition of 51% stake in the charter capital of Toplofikatsia Rousse AD (TPP “Rousse”), located in the
Republic of Bulgaria. As the result Mechel has increased its stake in the charter capital of the power station up to 100% from the previously owned stake of 49%.
Consolidation of 100% stake in Toplofikatsia Rousse AD is implemented in line with Mechel’s power segment development strategy. It provides new opportunities for realization of electric power in promising European market and will strengthen Company’s position in power industry.
After Mechel’s acquisition of 49% shares of Rousse TPP in 2007 the station secured stable consumption of steam coal manufactured by Southern Kuzbass Coal
Company OAO. During the past heating season Europe faced difficulties in gas supplies, while Kuzbass coal allowed TPP to continue operations amid rising prices on power-plant fuel. Furthermore the utilization of Kuznetsk Coal Basin’s high quality coal allows the station to fulfill strict European requirements on environmental protection with regard to sulfur and volatile substances emissions without additional investments. The balanced value chain contributes to decrease in the Company’s expenses and improves power and heat generation efficiency.
Toplofikatsia Rousse runs all municipal heat distribution systems of Rousse city as well as remote stations and heat sites. TPP provides nearby facilities and citizens with steam, heat and hot water.
Viktor Gvozdev, CEO of Mechel Energo OOO, commented on the event: «The continuous development of the Group’s power segment is necessary for the effective work of the whole Group. The stake increase up to 100% is Mechel’s logical step in strengthening its positions in power industry and increasing efficiency of its operations in prospective European power market following the strategy of increasing output of high value added products».
***

Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 24, 2010	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO